Elaine D. Marion
Chief Financial Officer
(O) 703-984-8040
(F) 703-984-8640
emarion@eplus.com

March 29, 2016

BY EDGAR AND U.S.P.S.

Mr. Stephen G. Krikorian
Accounting Branch Chief
Office of Information Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ePlus inc. Form 10-K for the fiscal year ended March 31, 2015 Filed May 29, 2015 File No. 001-34167
Dear Mr. Krikorian:
This letter is submitted by ePlus inc. (the "Company") in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's Form 10-K for the fiscal year ended March 31, 2015 (the "Form 10-K"), as set forth in your letter to Phillip G. Norton dated March 1, 2016.
For your reference, the text of each comment contained in your letter has been reproduced herein, followed by the Company's response.
Form 10-K for the Fiscal Year Ended March 31, 2015

Item 6.  Selected Financial Data, page 26

1.	We note your disclosure of "non-GAAP gross sales of products and services" and "non-GAAP cost of sales, products and services." Please tell us how you determined that the naming of these measures is appropriate. In this regard, we refer you to ASC 605-45-50-1 by analogy, which indicates that if gross transaction volumes for those revenues reported net are disclosed they shall not be characterized as revenues (a description such as gross billings may be appropriate).

RESPONSE: We acknowledge the Staff's comment and reference to ASC 605-45-50-1, by analogy. To improve clarity going forward, we shall henceforth refer to these measures in our disclosures using the titles "Adjusted gross billings" and "Cost of adjusted gross billings" and we will continue to identify and disclose these measures as non-GAAP.

ePlus inc. 13595 Dulles Technology Drive   Herndon, VA 20171   (703) 984-8400  www.eplus.com

Mr. Stephen G. Krikorian
Securities and Exchange Commission
March 29, 2016

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34
2.	Please tell us what consideration you gave to providing a separate discussion of changes in products sales versus the change in services. Also, tell us what consideration was given to quantifying the relative impact of volume versus pricing on your operating results. See Section III.B.4 of SEC Release 33-8350 and Item 303(a)(3)(iii) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that our net sales from services were not more than ten percent (10%) of our net sales for any of the periods presented. As such, we do not believe a separate discussion of changes in product sales versus the change in services is meaningful.
As an authorized reseller from over 1,000 venders, we sell a diverse array of products and our mix of product SKU sales changes significantly each period. We view purchases by our customers as integrated technology solutions for which the volume of specific products provided is not relevant to the economics of the transaction. We do not analyze our revenues based on the volumes of individual units sold versus the price of the products sold. As such, we do not believe an analysis of the relative impact of volume versus pricing on our operating results is meaningful.
3.	We note that cost of sales is the largest expense line item in your consolidated statements of operations. Please tell us what consideration you gave to presenting a stand-alone discussion and analysis of your cost of sales. In particular, tell us what consideration you gave to including disclosures that would provide greater insight into the relative significance and variability of the material cost components included within cost of sales.

RESPONSE: The Company acknowledges that cost of sales is the largest expense line item in our consolidated statement of operations. As recently as our Form 10-K for the fiscal year ended March 31, 2014, we provided a stand-alone discussion of cost of sales in our Technology segment. In an effort to improve our discussion and analysis of our results of operations, we removed the specific discussion of the change in cost of sales to focus on the change in gross profit and gross margin. As a reseller and integrator of third-party equipment, our cost of sales is derived primarily from the prices we negotiate from our vendors and we establish the price to our customers primarily based on achieving a target gross profit. As such, we believed that our discussion of changes in gross profit and gross margin was more meaningful in describing the trends that ultimately impact the profitability of our Technology segment. In light of the Staff's comment, we will provide a stand-alone discussion of cost of sales in future filings beginning with our Form 10-K for the year ended March 31, 2016.
Consolidated Statement of Operations, page F-5

4.	We note that you present revenues from the sale of products and services as a single line item in your Consolidated Statements of Operations. Please tell us what consideration you gave to separately presenting product and service revenues pursuant to Rules 5-03(b)(1) of Regulation S-X as well as the related costs and expenses pursuant to Rule 5-03(b)(2).

Mr. Stephen G. Krikorian
Securities and Exchange Commission
March 29, 2016

RESPONSE: We present net sales in our consolidated statement of operations pursuant to the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X. We respectfully advise the Staff that we continually monitor the magnitude of our net sales from services as compared to total net sales and in no period were services revenue more than ten percent (10%) of our total net sales.
Consolidated Statements of Cash Flows, page F-7

5.	We note your disclosure on page F-12 that financing receivables include notes receivable, direct financing, sales-type leases and operating leases. Please tell us where the cash flow activity for each type of financing receivable is classified in your Statements of Cash Flows and refer to the authoritative guidance you relied upon when determining the classification.

RESPONSE: The Company classifies cash flows from the issuance of sales-type leases and notes receivable that arise from our financing of sales made by us that include dealer's profit on products or services and repayments and proceeds from the sale of such receivables as operating activities. In support of our conclusion, we respectively refer the Staff to ASC 230-10-45-16 that provides that cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable from customers arising from those sales are cash inflows from operating activities. Our cash outflows and inflows are included in the line item "change in: financing receivables" in our consolidated statement of cash flows.
The Company classifies cash flows from the issuance of direct financing leases and notes receivable and repayments and proceeds from the sale of such receivables as investing activities. In support of our conclusion, we respectively refer the Staff to ASC 230-10-45-13 that provides that disbursements for loans made by the entity are cash outflows for investing activities and ASC 230-10-45-12 that provides that receipts from collections or sales of loans made by the entity are cash inflows from investing activities. Our cash outflows are included in the line item "issuance of financing receivables" and our cash inflows are included in the line item "repayments from financing receivables" and "proceeds from sales of financing receivables" in our consolidated statement of cash flows.
The Company classifies purchases of operating lease equipment and proceeds from the sale of such equipment as investing activities. In support of our conclusion, we respectively refer the Staff to ASC 230-10-45-13 that provides that payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets are cash outflows for investing activities. Our cash outflows are included in the line item "purchases of property, equipment and operating lease equipment" and cash inflows are included in the line item "proceeds from the sale of property, equipment and operating lease equipment" in our consolidated statement of cash flows.
Note 14. Segment Reporting, page F-32

6.	Based on your disclosures on pages 6 and 7, it appears that you sell a variety of products and services. We also note that on your website, you separate your offerings into Technology, Services and Solutions, Financing and Software, with additional subcategories below those offerings. In addition, on page 30, you discuss the sources of your significant revenue streams. Please tell us what consideration you gave to providing the entity-wide disclosures, under ASC 280-10-50-40, which requires the presentation of revenues by each product, service or groups of products and services. If you determined that such disclosures are not practicable, please disclose and provide us with support for your conclusion.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
March 29, 2016

RESPONSE: The Company respectfully advises the Staff that our segment reporting disclosure of net sales for each of our technology and financing segments fulfils the requirements of ASC 280-10-50-40 which requires the disclosure of revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. We believe that each of our segments provides one group of similar products and services to our customers.
Our technology segment, which comprises ninety-seven percent (97%) of our net sales, provides integrated technology solutions to our customers. To differentiate ourselves from our competitors, we continue to make significant investments in engineering and technology resources. Out of that investment, we possess top-level engineering certifications with a broad range of leading IT vendors that enable us to offer multi-vendor technology solutions that are optimized for each of our customers' specific requirements.
The Company's disclosure of our technology segment's offerings on pages 6 and 7 provide the breadth of our technology solutions. With our expertise, we are able to design, implement and provide customized technology solutions that integrate these offerings. For these reasons, as disclosed on page 6 in our Form 10-K for the fiscal year ended March 31, 2015, "we believe that our customers view technology purchases as integrated solutions, rather than discrete product and service categories, and the majority of our sales are derived from integrated solutions involving our customers' data center, network, and collaboration infrastructure."
Accordingly, we analyze our revenues by customer end market and by manufacturer as opposed to discrete product and service categories. We disclosed the percentage of revenue by major customer end market and the percentage of revenues by manufacturer on page 4 and page F-15, respectively, in our Form 10-K for the fiscal year ended March 31, 2015.
While we view professional and managed services as well as our proprietary software as part of our integrated technology solutions, we respectfully advise the Staff that our net sales from these items, individually and in the aggregate, were not more than ten percent (10%) of our net sales for any of the periods presented.
Our financing segment, comprising three percent (3%) of our net sales, provides lease and financing arrangements to our customers for technology products and services. Similar to our technology segment, the nature of our transactions are based on the contract with the customer and not dependent upon the specific products or services financed.
In light of this comment from the Staff, we will disclose that each of our segments provides one group of similar products and services to our customers in our segment footnote prospectively beginning with our Form 10-K for the year ended March 31, 2016.

*  *  *  *  *

Mr. Stephen G. Krikorian
Securities and Exchange Commission
March 29, 2016

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (703) 984-8040 with any further comments or questions you may have.
Sincerely,

/s/ Elaine D. Marion
Elaine D. Marion
Chief Financial Officer

cc:	Mr. Phillip G. Norton
Lloyd H. Spencer, Esq.